SUPPL

BRITISH AMERICAN TOBACCO

03 AUG -? ... 7:2 /
PROCESSED
AUG 12 2003
THOMSON FINANCIAL

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03029109

FILE No. 82 • 33

INTERIM RE... TO 30 JUNE 2003

29 July 2003

SUMMARY

SIX MONTHS RESULTS	2003	2002	Change
Operating profit pre-goodwill amortisation and exceptionals	£1,339m	£1,314m	+2%
Pre-tax profit	£762m	£1,018m	-25%
Adjusted earnings per share	31.74p	30.51p	+4%
Interim dividend per share	11.8p	10.7p	+10%

- Group operating profit, excluding goodwill amortisation and exceptional items, was 2 per cent higher at £1,339 million, as a result of increased contributions from all regions except America-Pacific. At comparable rates of exchange operating profit was also up 2 per cent.

- Group volumes at 383 billion were one per cent higher. The four global drive brands Kent, Dunhill, Lucky Strike and Pall Mall achieved an overall growth of 17 per cent.

- Pre-tax profit was 25 per cent lower at £762 million and earnings per share fell to 12.25p (2002: 22.93p), reflecting the exceptional costs of restructuring the businesses in the UK and Canada.

- Adjusted diluted earnings per share at 31.74p were up 4 per cent, benefiting from higher operating profit, lower net interest and the impact of the share buy-back programme.

- The Board have declared an interim dividend of 11.8p, to be paid on 15 September 2003, which represents a 10 per cent increase on last year.

- In July 2003, the Group announced the successful bid, subject to regulatory approvals, for Ente Tabacchi Italiani S.p.A., Italy's state tobacco company.

- The Chairman, Martin Broughton, commented "These are a solid set of results in the current economic environment. In a challenging year, we remain very much on track and are underlining our confidence in the future by a 10 per cent increase in the interim dividend."

ENQUIRIES:

INVESTOR RELATIONS:

Ralph Edmondson/ 020 7845 1180
Rachael Cummins 020 7845 1519

PRESS OFFICE:

David Betteridge/Sarah Corbey/ 020 7845 2888
Ann Tradigo

Dlw 8/8

British American Tobacco p.l.c. Globe House 4 Temple Place London WC2R 2PG
Registered in England and Wales no. 3407696

BRITISH AMERICAN TOBACCO p.l.c.

INTERIM REPORT TO 30 JUNE 2003

INDEX

British American Tobacco's operating profit before goodwill amortisation and exceptional items grew 2 per cent to £1,339 million in the first half of the year. Volumes were ahead by 1 per cent and profit increased in every region apart from America-Pacific.

Adjusted diluted earnings per share rose by 4 per cent to 31.7p, reflecting higher operating profit, lower net interest and the impact of the share buy-back programme. Looking ahead, shareholders should remember that there were a number of one-off benefits to both interest and tax in the second half of 2002.

Given our confidence in the future and our strong balance sheet, the Board has declared an interim dividend of 11.8p, a rise of 10 per cent. In addition, some 53.4 million shares have now been bought under the on-market share buy-back programme at a cost of £336 million. The share buy-back has improved earnings per share in the year to date by almost half a per cent and we plan to continue with the programme shortly.

On an unadjusted basis, the results were significantly affected by an exceptional charge of £279 million for redundancies and asset write downs relating to the restructuring proposals previously announced by our operating companies in the UK and Canada. We very much regret the impact of compulsory redundancies on communities but productivity, along with growth and responsibility, will always be a key part of the Group's long term success.

It is more pleasant to write about growth, where we have some good success to report on too. In particular, the Group's global drive brands, Dunhill, Kent, Lucky Strike and Pall Mall have grown by 17 per cent. Pall Mall was the star performer in volume terms, increasing by 42 per cent. Amongst the high margin brands, Kent was up 23 per cent and Dunhill grew 13 per cent, while Lucky Strike improved compared to the first quarter and, as a result, is now 4 per cent down.

We have also been paving the way for future growth with a successful acquisition in Peru and the proposed acquisition, subject to regulatory approvals, in Italy. Peru is one of the highest margin markets in Latin America and the acquisition further strengthens the Group's position in the region, where we have around 55 per cent of the market.

The €2.325 billion (£1.63 billion) that we will invest in acquiring Ente Tabacchi Italiani (ETI) is more than the market was expecting and significantly more than our competitors in the 'sealed bid' auction were prepared to pay. However, we bid conservatively against what we think the business is worth to us based on the detailed financial information we received, our discussions with the ETI management and our view of the long term prospects for the business and the synergies that can be achieved.

We expect the acquisition to be earnings enhancing in its first full year and, over the medium term, easily to exceed its cost of capital, creating significant shareholder value. For the purpose of pricing the transaction, we have assumed that ETI will lose its status as the contract manufacturer for Philip Morris and probably its distribution arrangement as well.

In addition to the progress we have made with the growth and productivity elements of our strategic agenda, we are continuing to focus on the third component, responsibility. We have decided to publish our 2002/3 Social Report at the same time as these results in order to underline our fundamental belief that there is a great deal of shareholder value in corporate social responsibility.

This year's Social Report is being published in its entirety on our website and we are sending shareholders a booklet containing the highlights. The full report contains details of the Group's Statement of Business Principles and, for British American Tobacco p.l.c., a Framework for Corporate Social Responsibility, developed in consultation with stakeholders and with help from the Institute of Business Ethics. It also covers the progress made with last year's commitments and reports in brief on all 97 of the Global Reporting Initiative Guidelines.

Finally, to round out a very positive quarter for the Group, I would like to stress the importance of the dismissal of the *Engle* class action by Florida's Third District Court of Appeal, overturning a US$145 billion damages award against the US tobacco industry. The ruling represented a complete vindication for the defendants, finding that the class should not have been certified and that the trial plan violated the defendants' rights to due process. Furthermore, the Court held that improper and inflammatory comments from plaintiffs' counsel denied the defendants a fair trial.

The recent US Supreme Court decision in *State Farm* about setting limits to punitive damages that I referred to at the time of the first quarter's results has now been applied by a number of Appeal Courts. All in all, I hope that shareholders can look forward to the long shadow that tobacco class actions have cast over the value of the Group continuing to fade away.

These are a solid set of results in the current economic environment. In a challenging year, we remain very much on track and are underlining our confidence in the future by a 10 per cent increase in the interim dividend.

MARTIN BROUGHTON

Group operating profit, excluding goodwill amortisation and exceptional items set out on page 18, was 2 per cent higher at £1,339 million, as a result of increased contributions from all regions except America-Pacific. Profit at comparable rates of exchange was also up 2 per cent, with the stronger euro and South African rand balancing out the effect of the weaker US dollar.

Group volumes at 383 billion were one per cent higher, boosted by the strong performance of the four global drive brands, Kent, Dunhill, Lucky Strike and Pall Mall, which achieved an overall growth of 17 per cent, despite the impact in the second quarter of the Iraq war and SARS.

Kent continued to grow strongly, up 23 per cent with excellent performances in Japan, Russia, Iran and Romania. The **Dunhill** brand continued its outstanding performance in South Korea, with good growth in Malaysia, Australia, South Africa and Taiwan contributing to volumes rising by 13 per cent.

After a poor first quarter particularly affected by trading conditions in France, **Lucky Strike** volumes were similar to last year in the second quarter resulting in volumes down only 4 per cent for the half year. **Pall Mall** maintained its outstanding growth with volumes up 42 per cent as the US, Russia, Germany, Ukraine, Italy and Romania reported excellent progress.

Profit from the **America-Pacific** region was down £14 million at £474 million, after a £16 million hit from exchange rate movements. A significantly lower contribution from the US cigarette business where the price war continues was only partly offset by continuing strong profit increases from Japan and South Korea, while profit from Canada was flat. Volumes in the region were down 3 per cent to 51 billion as a result of lower industry volumes in Canada and the US.

Imperial Tobacco Canada contributed £208 million of profit, before restructuring costs, in line with last year. This was a reassuring performance considering the steep decline in industry volumes as a result of continued high increases in tobacco taxes and the growth of the lower-priced segment, including the resurgence of illicit trade. While Imperial is present in all product categories, it chooses to focus on the premium segment where volume and margins are the highest. As a result of the good performance of du Maurier, share of the premium market was only slightly down.

The US market remained very competitive as pricing and promotional activities eroded margins, while industry volumes fell by 8 per cent as a result of state excise tax increases and lower wholesale inventory levels. Brown & Williamson's contribution from its US cigarette business was 27 per cent down at £128 million as a result of lower volumes and lower net pricing, partly offset by lower ongoing settlement expenses. Shipment share was only slightly down at 10.6 per cent with gains in strategic brands, Kool, Pall Mall and Misty, offset by decline in non-strategic brands, mainly GPC.

The results above were boosted by the £27 million benefit from the settlement of certain disputed MSA payments, without which the contribution of the US cigarette business would have been 42 per cent lower. The regional results also include the costs of the industry agreement reached with tobacco farmers in the US, the impact of which is offset by the one-off payment received in respect of the release of indemnification provisions in the 1977 agreement for the purchase of non-US cigarette trademarks from Lorillard.

In Japan, overall market share was higher as Kent and Kool continued their share growth, while all brands benefited from the surge in industry volumes in anticipation of the excise increase on 1 July. This led to much higher profit which was further improved as a result of higher margins following a business restructuring.

The strong growth of Dunhill Lights in South Korea continued, following the smooth transition to local manufacture, pushing the market share and volumes to record highs. Increased total Group share to 12.8 per cent resulted in a substantial increase in profit.

In **Asia-Pacific,** regional profit of £228 million was £11 million above last year with the increases in Australia, Malaysia and India being partially offset by reduced profits from Cambodia and duty-free. Regional volumes at 96 billion were slightly lower than last year, with increases in India and Vietnam largely compensating for declines from Indonesia, Cambodia, Pakistan and duty-free sales.

Australia delivered strong profit growth through higher margins and lower overheads. Volumes were in line with last year with market share up, reflecting the performance of the key brands Dunhill and Winfield. New Zealand profits were higher despite lower volumes, as a result of cost savings.

In Malaysia, strong profit growth was achieved as volumes increased and costs were reduced. Dunhill further increased its share and there was good growth from Pall Mall, resulting in a higher overall market share.

In Vietnam, price increases and continued strong performances by State Express 555 and Craven 'A' resulted in a significant growth of profit, volume and market share. Profit in Cambodia was seriously affected by lower volumes. The government-mandated price increases in Indonesia resulted in reduced volumes and profit, though market share has stabilised.

In Pakistan, prior year price increases and pressure from illicit products led to reduced sales in the lower price segment and adversely affected profits. However, John Player Gold Leaf continued its strong performance. In Bangladesh, volumes grew with a strong performance by Benson & Hedges whilst profits were slightly lower as the company was unable to pass on the full extent of the additional 2002 excise increase. Volumes, market share and profits improved in Sri Lanka where John Player Gold Leaf displayed strong growth. Volume from the Group's associated companies in India grew strongly and contributed to higher profits.

In **Latin America**, profit of £220 million was slightly up, despite the currency devaluations compared to last year and the difficult economic conditions in many of the countries in the region. This was achieved with increased contributions from Brazil, Mexico and the Caribbean, partly offset by lower profit from Chile, Argentina, Venezuela and Central America. Volumes in the region declined by 4 per cent to 72 billion primarily due to lower volumes in Brazil.

Profit in Brazil increased following the 2002 price increases and lower leaf costs, partially offset by lower sales volumes and the real/sterling exchange rate devaluation. Volumes were affected by competitor activities and the reduction in the size of the total official market as a consequence of price increases, contraband and counterfeit, as well as the difficult economic environment.

In Mexico, profit in sterling terms rose as price increases and the improvement in variable and secondary supply chain costs more than offset the exchange rate devaluation and higher excise taxes. Volume increased in Argentina but the impact of inflation in 2002, not fully recovered through pricing, significantly reduced profit compared to last year. In Chile, profit was lower as a result of competitor activities, although volumes were up, mainly driven by Belmont. Profit in Venezuela decreased significantly with the severe devaluation of the currency and an increase in VAT, not fully recovered by two price increases. Volumes were only slightly lower. In the Caribbean, profit increased although volumes were in line with last year. In Central America, volumes increased but profit was affected by competitive pricing and increased taxation.

Excluding restructuring costs in the UK, total profit in **Europe** was up £5 million to £264 million as the strengthening of the euro, strong growth in Russia, Hungary, Romania and lower costs in the UK, more than offset lower profit from Germany, France and Italy, as well as the move to local manufacturing. Volumes for the region increased by 7 per cent to 117 billion with increases from Russia, Italy and Romania partially offset by decreases in France and Germany.

In Germany, total market share was lower although all three key brands Lucky Strike, Pall Mall and Gauloises continued their share growth. Profit was adversely affected by lower margins and volumes reflecting a decline in total industry volumes following an excise related price increase in January. Volume and profits were both down in France driven by intense competitive pricing and a significant reduction in the overall market size.

In Switzerland, all three drive brands Barclay, Lucky Strike and Parisienne continued to perform well and contributed to an increase in the overall market share. In Italy, volume and share growth continued following the successful repositioning of Pall Mall, but profit was adversely affected by the one-off costs of supporting this initiative. Results in the UK improved as a result of the absence of the high spend incurred last year to support the launch of State Express 555. Although volumes remained flat, higher margins led to better results in Belgium and Netherlands.

Profit and volume continued to grow strongly in Russia, driven by Vogue, Pall Mall and Kent. In Romania, where Kent increased its lead in the premium segment, results improved as volumes grew. In Poland, the decline of industry profitability as a result of lower prices led to weaker results.

Higher prices resulted in a significant increase in profit in Hungary, although volumes were marginally down. In Ukraine, volume growth led by Prilucky Osoblivy enabled the company to maintain its leading position in the market.

In the Smoking Tobacco and Cigars operations, profit was higher with all product groups showing a good performance, especially fine cut in Germany and Belgium and cigars in Belgium and Russia.

In the **Africa and Middle East** region, profit at £153 million was up by £21 million. The good profit contributions from many markets and the impact of the stronger South African rand are masked by the costs of continuing investments being made in this region. Volumes were up by 4 per cent to 47 billion with strong growth in Nigeria and volumes from the new investment in Turkey.

Profit in South Africa grew strongly, benefiting from price and mix driven margin gains and a much stronger currency compared to last year, partly offset by cost increases and lower volumes. Overall market share was lower but share increases by Peter Stuyvesant, Rothmans and Dunhill contributed to the higher margins.

Elsewhere in Southern Africa, profit growth was achieved. However, volume gains in Mozambique and Angola, following the improved stability within these markets, were offset mainly by a downturn in Zimbabwe.

Profit in Nigeria was below last year, where the benefits of a steep volume improvement, mainly Benson & Hedges and London, following the expansion of the distribution network were more than offset by higher marketing costs and overheads. During the second quarter the newly built factory in Nigeria was opened.

In the Middle East, profit was up despite a volume decline resulting from the weakness in US international brands in a number of markets following the Iraq war. However, there were volume gains by Kent in Iran, where overall market share currently stands at 15 per cent. The profit improvement principally stems from the share growth achieved in Iran, partly offset by the effects of volume decline in the Gulf and the increased investment in Egypt.

The ongoing and increasing investment in Turkey continued to affect the profit in the region.

Non-trading items
The above results were achieved before accounting for goodwill amortisation and exceptional items described on page 18.

Cash flow
The Group's net cash inflow from operating activities was £97 million lower at £1,229 million. This principally reflected a lower level of accruals required for ongoing US tobacco settlement payments and the net cash outflow on the settlement of certain disputed MSA payments.

Tax outflows are £109 million lower at £388 million principally due to timing of payments in both 2003 and 2002, with the latter resulting in an abnormally high outflow in the first half of 2002. This, together with the improvement in returns on investment and servicing of finance as well as little change in the outflow for capital expenditure and financial investments, resulted in net cash generation £31 million higher at £383 million.

Acquisitions less disposals resulted in an outflow of £154 million in 2003 principally due to the acquisition of companies in Peru (see page 17). The comparative period comprised an inflow of £49 million largely as a result of the sale of a non-trading company in Malaysia (see page 17).

After equity dividends paid of £526 million (2002 £479 million) the Group's net cash outflow was £297 million compared to £78 million in 2002. This, together with share buy-back costs of £316 million and the impact of exchange, contributed to the Group's net debt rising by £717 million for the six months to £4,096 million. This was reflected in cash, short term deposits and current investments £567 million lower at £1,368 million and debt increasing £150 million to £5,464 million.

Group Cigarette Volumes

3 months to			6 months to		Year to
30.6.03	30.6.02		30.6.03	30.6.02	31.12.02
bns	bns		bns	bns	bns
27.3	28.2	America-Pacific	51.0	52.7	107.0
47.6	48.9	Asia-Pacific	95.8	97.5	192.5
36.1	37.2	Latin America	72.4	75.2	153.0
64.7	59.2	Europe	116.7	109.5	232.6
23.1	23.3	Africa and Middle East	46.6	44.9	92.2
198.8	196.8		382.5	379.8	777.3

Introduction

We have been instructed by the Company to review the financial information which comprises the Group results, the segmental analyses of turnover and profit, the statement of total recognised gains and losses, the interest of British American Tobacco's shareholders, the Group balance sheet, the Group cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
1 Embankment Place
London
WC2N 6RH
29 July 2003

3 months to 30.6.03 £m	3 months to 30.6.02 £m		6 months to 30.6.03 £m	6 months to 30.6.02 £m	Year to 31.12.02 £m
		REVENUE			
6,142	6,054	Subsidiary undertakings	11,630	11,575	23,330
379	331	Share of associates and joint ventures	748	655	1,352
6,521	6,385		12,378	12,230	24,682
		PROFIT			
309	576	Subsidiary undertakings	792	1,072	2,180
		after charging:			
(279)		restructuring costs	(279)		
(100)	(94)	goodwill amortisation	(199)	(188)	(378)
33	27	Share of associates and joint ventures	69	54	123
342	603	**Total operating profit**	861	1,126	2,303
342	603	**Profit on ordinary activities before interest**	861	1,126	2,303
(46)	(47)	Net interest	(97)	(106)	(184)
(1)	(1)	Share of associates' and joint ventures' net interest	(2)	(2)	(6)
295	555	**Profit before taxation**	762	1,018	2,113
(205)	(228)	Taxation on ordinary activities	(399)	(430)	(818)
90	327	**Profit after taxation**	363	588	1,295
(42)	(40)	Minority interests	(79)	(74)	(143)
48	287	**Profit for the period**	284	514	1,152
		Earnings per share			
1.37p	12.55p	basic	12.25p	22.93p	50.91p
1.36p	12.47p	diluted - unadjusted	12.15p	22.34p	50.10p
17.09p	16.56p	diluted - adjusted	31.74p	30.51p	66.54p

See notes on pages 17 to 20.

SEGMENTAL ANALYSES OF TURNOVER AND PROFIT - unaudited

3 months to 30.6.03 £m	3 months to 30.6.02 £m		6 months to 30.6.03 £m	6 months to 30.6.02 £m	Year to 31.12.02 £m
		Turnover excluding duty, excise and other taxes			
908	1,072	America-Pacific	1,794	1,973	4,026
447	451	Asia-Pacific	867	900	1,792
341	374	Latin America	616	728	1,410
927	807	Europe	1,717	1,528	3,064
297	279	Africa and Middle East	593	532	1,087
2,920	2,983		5,587	5,661	11,379
		Operating profit			
284	265	America-Pacific	474	488	1,018
109	104	Asia-Pacific	228	217	463
128	118	Latin America	220	218	393
128	143	Europe	264	259	547
72	67	Africa and Middle East	153	132	260
721	697		1,339	1,314	2,681
(279)		Restructuring costs	(279)		
(100)	(94)	Goodwill amortisation	(199)	(188)	(378)
342	603		861	1,126	2,303
719	697	Operating profit, before goodwill amortisation and exceptionals, restated at comparable rates of exchange	1,346	1,314	2,681

Net turnover for the six months includes £437 million (2002 £373 million) in respect of associates and joint ventures and £224 million (2002 £194 million) for the three months to June 2003. The net turnover analysis is based on external sales in each region. The figures for the six months ended 30 June 2003 and 30 June 2002 based on regional location of manufacture would not be materially different except for sales from Europe to Africa and Middle East and Asia-Pacific which amounted to £228 million and £56 million respectively, 2002 £213 million and £54 million.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES - unaudited

	6 months to 30.6.03 £m	6 months to 30.6.02 £m	Year to 31.12.02 £m
Profit for the period	284	514	1,152
Differences on exchange	249	114	70
Total recognised gains related to the period *(below)*	533	628	1,222

INTEREST OF BRITISH AMERICAN TOBACCO'S SHAREHOLDERS - unaudited

	6 months to 30.6.03 £m	6 months to 30.6.02 £m	Year to 31.12.02 £m
Balance 1 January	5,185	4,754	4,754
Total recognised gains related to the period *(above)*	533	628	1,222
Issue of shares - share options	4	4	6
Dividends and other appropriations:			
ordinary shares	(247)	(229)	(755)
convertible redeemable preference shares	(14)	(13)	(42)
amortisation of discount on preference shares	(9)	(9)	(18)
Purchase of own shares	(316)		
Other movements	9	9	18
Balance at period end	5,145	5,144	5,185

See notes on pages 17 to 20.

GROUP BALANCE SHEET - unaudited

	30.6.03 £m	30.6.02 £m	31.12.02 £m
Fixed assets			
Intangible assets	6,610	6,547	6,248
Tangible assets	2,396	2,614	2,602
Investments in associates and joint ventures	402	318	347
Other investments	540	579	473
	9,948	10,058	9,670
Current assets			
Stocks	2,674	2,775	2,599
Debtors	2,213	2,081	2,082
Current investments	177	155	163
Short term deposits and cash	1,191	1,501	1,772
	6,255	6,512	6,616
TOTAL ASSETS	16,203	16,570	16,286
Capital and reserves			
Shareholders' funds:			
equity	4,344	4,361	4,393
non-equity	801	783	792
	5,145	5,144	5,185
Minority shareholders' equity interest	223	280	267
	5,368	5,424	5,452
Other liabilities			
Provisions for liabilities and charges	1,524	1,405	1,350
Borrowings	5,464	5,692	5,314
Creditors	3,847	4,049	4,170
	10,835	11,146	10,834
TOTAL FUNDS EMPLOYED	16,203	16,570	16,286

See notes on pages 17 to 20.

GROUP CASH FLOW STATEMENT - unaudited

	6 months to 30.6.03 £m	6 months to 30.6.02 £m	Year to 31.12.02 £m
Net operating cash flow from subsidiary undertakings (note 1)	1,228	1,326	2,946
Dividends from associates	1		40
Net cash inflow from operating activities	1,229	1,326	2,986
Returns on investments and servicing of finance	(237)	(260)	(405)
Taxation	(388)	(497)	(907)
Capital expenditure and financial investment	(221)	(217)	(503)
Net cash generation	383	352	1,171
Acquisitions less disposals	(154)	49	25
Equity dividends paid	(526)	(479)	(707)
Cash flow before use of liquid resources and external financing	(297)	(78)	489
Management of liquid resources	634	337	(59)
Financing - proceeds from issue of shares	4	4	6
- purchase of own shares	(316)		
- decrease in debt	(13)	(470)	(659)
	(325)	(466)	(653)
Increase/(decrease) in cash in the period	12	(207)	(223)

Reconciliation of net cash flow to movement in net debt (note 2)

	6 months to 30.6.03 £m	6 months to 30.6.02 £m	Year to 31.12.02 £m
Increase/(decrease) in cash in the period	12	(207)	(223)
Decrease in debt	13	470	659
(Decrease)/increase in liquid resources	(634)	(337)	59
Change in net debt resulting from cash flow	(609)	(74)	495
Net funds disposed of on sale of subsidiaries		(133)	(126)
Other changes	2	4	12
Differences on exchange	(110)	18	91
Movement in net debt in the period	(717)	(185)	472
Net debt at 1 January	(3,379)	(3,851)	(3,851)
Net debt at period end	(4,096)	(4,036)	(3,379)

1) Net operating cash flow from subsidiary undertakings	6 months to 30.6.03 £m	6 months to 30.6.02 £m	Year to 31.12.02 £m
Operating profit	792	1,072	2,180
Depreciation and impairment	289	158	338
Goodwill amortisation	199	188	378
(Increase)/decrease in stocks	(15)	(41)	58
(Increase)/decrease in debtors	(101)	18	57
(Decrease)/increase in creditors	(52)	17	17
Increase/(decrease) in provisions	111	(62)	(94)
Other	5	(24)	12
Net operating cash flow from subsidiary undertakings	1,228	1,326	2,946

2) Analysis of net debt	1.1.03 £m	Cash flow £m	Other changes £m	Differences on exchange £m	30.6.03 £m
Cash and bank balances	367				400
Overdrafts	(106)				(148)
	261	12		(21)	252
Term borrowings	(5,124)	(2)		(114)	(5,240)
Finance lease obligations	(84)	15	(6)	(1)	(76)
Short term deposits	1,405	(654)	8	32	791
Current investments	163	20		(6)	177
	(3,379)	(609)	2	(110)	(4,096)

ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial statements comprise the unaudited results for the six months ended 30 June 2003 and 30 June 2002 and extracts from the audited results for the twelve months ended 31 December 2002.

The unaudited Group results have been prepared under the historical cost convention and in accordance with applicable UK accounting standards using the accounting policies set out in the Report and Accounts for the year ended 31 December 2002.

CHANGES IN THE GROUP

On 4 April 2003 the Group announced that it had acquired controlling interests in a number of companies in Peru, including Peru's leading tobacco company Tabacalera Nacional S.A.A. The aggregate consideration to the vendors of all the various shareholdings acquired amounts to around £140 million and is subject to adjustment. The goodwill arising on these transactions is provisionally estimated at £120 million. The companies acquired contributed £11 million of turnover and £2 million of profit in the six months to 30 June 2003.

On 16 July 2003 the Group announced a successful bid to acquire Ente Tabacchi Italiani S.p.A., Italy's state tobacco company, for £1.63 billion. Completion of this transaction is subject to approval by the European Commission.

Following the restructuring of its Malaysian businesses in 1999, the Group had an operational subsidiary and a 54.7 per cent holding in a separate non-trading company whose assets were primarily short term deposits. In May 2002, the holding in this separate company was sold for book value.

FOREIGN CURRENCIES

The results of overseas subsidiaries and associated undertakings have been translated to sterling as follows:

Profit and loss for the six months to 30 June 2003 at the average rates for that period. The comparatives for the six months to 30 June 2002 and the year to 31 December 2002 at the average rates for the year to 31 December 2002. The interest of British American Tobacco's shareholders has been translated at the relevant period end rate.

For high inflation countries, the translation from local currencies to sterling makes allowance for the impact of inflation on the local currency results.

The principal exchange rates used were as follows:

	Average		Closing		
	2003	2002	30.6.03	30.6.02	31.12.02
US dollar	1.611	1.504	1.650	1.524	1.610
Canadian dollar	2.343	2.361	2.242	2.318	2.543
Euro	1.460	1.581	1.437	1.543	1.534
South African rand	12.944	15.739	12.393	15.715	13.814

EXCEPTIONAL ITEMS (RESTRUCTURING COSTS)

During the second quarter of 2003 the Group announced proposals to restructure the businesses in the UK and Canada. These proposals included the closure of the Darlington factory in the UK, with manufacturing consolidated in the larger Southampton plant, and a major restructuring of the business in Canada, including the closure of the Montreal factory with production transferred to their other Canadian facilities, as well as the closure of the leaf threshing operations at Alymer, Ontario.

The results for the six months include a charge of £279 million out of the estimated total cost for these restructurings of approximately £320 million. Annualised cost savings of around £65 million are expected from 2005.

GOODWILL AMORTISATION

The amortisation charge of £199 million is in respect of goodwill which principally arose from the Rothmans transaction during 1999 and the Imasco transaction during 2000. The increase in the charge mainly reflects the impact of exchange rate movements shown above.

NET INTEREST

The decrease in net interest of £9 million to £99 million principally reflects the benefit from the lower average level of net debt and improved interest rates compared to the first half of 2002.

TAXATION

	6 months to	
	30.6.03	30.6.02
	£m	£m
British American Tobacco p.l.c. and subsidiary undertakings - overseas	373	409
Share of associates and joint ventures	26	21
	399	430
Tax rate	52.4%	42.2%

The tax rates for each period are adversely affected by goodwill amortisation and 2003 is also adversely affected by the impact of the restructuring costs. The underlying tax rate reflected in the adjusted earnings per share shown below was 35.6 per cent (2002 35.7 per cent).

EARNINGS PER SHARE

Basic earnings per share are based on the profit for the period attributable to ordinary shareholders and the average number of ordinary shares in issue during the period (excluding shares held by the Group's two Employee Share Ownership Trusts).

For the calculation of the adjusted diluted earnings per share the average number of shares reflects the potential dilutive effect of employee share schemes and the convertible redeemable preference shares. The earnings are correspondingly adjusted to the amount of earnings prior to charging dividends and the amortisation of discount on the convertible redeemable preference shares. For the three and six months to 30 June 2003 the convertible redeemable preference shares were not dilutive for the unadjusted earnings per share calculation.

The earnings have been distorted by exceptional charges and goodwill amortisation. To illustrate the impact of these distortions, the adjusted diluted earnings per share are shown below:

	Diluted earnings per share		
	6 months to		Year to
	30.6.03	30.6.02	31.12.02
	pence	pence	pence
Unadjusted earnings per share	12.15	22.34	50.10
Convertible redeemable preference shares	0.37		
Effect of restructuring costs	10.45		
Effect of goodwill amortisation	8.77	8.17	16.44
Adjusted earnings per share	31.74	30.51	66.54

Similar types of adjustments would apply to basic earnings per share. For the six months to 30 June 2003 basic earnings per share on an adjusted basis would be 32.72p (2002 31.69p) compared to unadjusted amounts of 12.25p (2002 22.93p).

DIVIDENDS

The Directors have declared an interim dividend out of the profit for the six months to 30 June 2003, for payment on 15 September 2003, at the rate of 11.8p per share on both the ordinary and preference shares. This interim dividend amounts to £261 million. The comparative dividend for the six months to 30 June 2002 of 10.7p per share amounted to

Valid transfers received by the Registrar of the Company up to 8 August 2003 will be in time to rank for payment of the interim dividend.

The amortisation of discount on preference shares referred to on page 13 reflects the difference between the share price at the date of the Rothmans transaction and the redemption price, which is being amortised over the period to the redemption date.

SHARE BUY-BACK PROGRAMME

The Group initiated an on-market share buy-back programme at the end of February 2003. During the half year to 30 June 2003, 50.5 million shares were bought at a cost of £316 million.

SHAREHOLDERS' FUNDS

	30.6.03 £m	30.6.02 £m	31.12.02 £m
Share capital	564	576	576
Share premium account	33	13	27
Merger reserves	3,875	4,115	3,999
Capital redemption reserves	43	30	30
Other reserves	556	538	547
Profit and loss account	74	(128)	6
Total shareholders' funds	5,145	5,144	5,185

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Copies of this Report will be posted to shareholders and may also be obtained during normal business hours from the Company's Registered Office at Globe House, 4 Temple Place, London WC2R 2PG.

Alan F Porter
Secretary
29 July 2003